SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

GMX Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38011M108
(CUSIP Number)

Centennial Energy Partners, L.P.
575 Lexington Ave., 33rd Fl., New York, NY 10022
(212) 753-5150
Attn: Peter Seldin
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2009
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38011M108

1. NAME OF REPORTING PERSONS   Centennial Energy Partners, L.P.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3793743

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a) [_]
                                                    (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   -0-

8. SHARED VOTING POWER   1,946,741

9. SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   1,946,741

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,946,741

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   7.93%

14. TYPE OF REPORTING PERSON*   PN

1. NAME OF REPORTING PERSONS   Hoyt Farm Partners, L.P.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3877256

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [_]
                                                          (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   -0-

8. SHARED VOTING POWER   656,940

9. SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   656,940

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    656,940

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   2.68%

14. TYPE OF REPORTING PERSON*   PN

CUSIP No. 38011M108

1. NAME OF REPORTING PERSONS   Quadrennial Partners, L.P.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3883223

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a) [_]
                                                    (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   -0-

8. SHARED VOTING POWER   218,695

9. SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   218,695

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    218,695

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .89%

14. TYPE OF REPORTING PERSON*   PN

CUSIP No. 38011M108

1. NAME OF REPORTING PERSONS   Centennial Energy Partners V, L.P.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0438877

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [_]
                                                          (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   -0-

8. SHARED VOTING POWER   26,195

9. SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   26,195

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    26,195

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .11%

14. TYPE OF REPORTING PERSON*   PN

CUSIP No. 38011M108

1. NAME OF REPORTING PERSONS   Centennial Energy Partners L.L.C.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3961810

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) [_]
                                                    (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   -0-

8. SHARED VOTING POWER   2,848,571

9. SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   2,848,571

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,848,571

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   11.61%

14. TYPE OF REPORTING PERSON*   OO

CUSIP No. 38011M108

1.   NAME OF REPORTING PERSONS   Peter K. Seldin
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [_]
                                                        (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*   PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER   0

8.   SHARED VOTING POWER   2,848,571

9.   SOLE DISPOSITIVE POWER   0

10. SHARED DISPOSITIVE POWER   2,848,571

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,848,571

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   11.61%

14. TYPE OF REPORTING PERSON*   IN

CUSIP No.   38011M108

Item 1.   Name of Issuer.

The information in Item 1 has not changed since the 13D previously filed by the Reporting Persons on March 10, 2009.

Item 2.   Identity and Background.

The information in Item 2 has not changed since the 13D previously filed by the Reporting Persons on March 10, 2009.

Item 3.   Source and Amount of Funds or Other Consideration

The information in Item 3 has not changed since the 13D previously filed by the Reporting Persons on March 10, 2009.

Item 4.   Purpose of Transaction.

The information in Item 4 has not changed since the 13D previously filed by the Reporting Persons on March 10, 2009.

Item 5.   Interest in Securities of the Issuer.

The item in 5(a) is hereby re-stated in its entirety to read as follows:

(a)As of the date hereof, (i) Energy owns beneficially 1,946,741 shares of the Common Stock, constituting approximately 7.93% of the shares outstanding, (ii) Hoyt Farm owns beneficially 656,940 shares of the Common Stock, constituting approximately 2.68% of the shares outstanding, iii) Quadrennial owns beneficially 218,695 shares of the Common Stock, constituting approximately .89% of the shares outstanding, iv) Centennial V owns beneficially 26,195 shares of the Common Stock, constituting approximately .11% of the shares outstanding, (v) Centennial LLC owns beneficially 2,848,571 shares of the Common Stock, representing the shares held by each of the entities named in (i) through (iv) above, and (vi) Peter K. Seldin owns beneficially 2,848,571 shares of the Common Stock, representing shares owned the entity named in (v) above. In the aggregate, the Reporting Persons beneficially own a total of 2,848,571 shares of Common Stock, constituting approximately 11.61% of the shares outstanding. The percentages used herein are based upon 24,544,691 outstanding shares of Common Stock. The Company reported 18,794,691 shares of outstanding stock as of May 5, 2009 in their Form 10Q for the quarterly period ended March 31, 2009.   An additional 5,750,000 shares of Common Stock were issued by the Company including the exercise of the underwriters option to purchase as reported in their Prospectus dated May 13, 2009.

The information in Item 5(b), (c), and (d) has not changed since the 13D previously filed by the Reporting Persons on March 10, 2009.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 6 has not changed since the 13D previously filed by the Reporting Persons on March 10, 2009.

Item 7.   Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief,
the undersigned certify that the information set forth in this statement
is true, complete and correct.

DATED: May 21, 2009

Centennial Energy Partners, L.P.   Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin   By: /s/ Peter K. Seldin
      Peter K. Seldin   Managing Member
      Centennial Energy Partners, L.L.C.
      General Partner

Hoyt Farm Partners, L.P.   By: /s/ Peter K. Seldin
                                                  Peter K. Seldin
By: /s/ Peter K. Seldin
      Peter K. Seldin
      Centennial Energy Partners, L.L.C.
      General Partner

Quadrennial Partners, L.P.

By: /s/ Peter K. Seldin
      Peter K. Seldin
      Centennial Energy Partners, L.L.C.
      General Partner

Centennial Energy Partners V, L.P.

By: /s/ Peter K. Seldin
      Peter K. Seldin
      Centennial Energy Partners, L.L.C.
      General Partner

EXHIBIT A

AGREEMENT

The undersigned agree that this schedule 13D dated May 21, 2009 relating to the Common Stock of GMX Resources, Inc. shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.P.   Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin   By: /s/ Peter K. Seldin
     Peter K. Seldin   Managing Member
     Centennial Energy Partners, L.L.C.
     General Partner

Hoyt Farm Partners, L.P.   By: /s/ Peter K. Seldin
                               Peter K. Seldin

By: /s/ Peter K. Seldin
     Peter K. Seldin
     Centennial Energy Partners, L.L.C.
     General Partner

Quadrennial Partners, L.P.

By: /s/ Peter K. Seldin
     Peter K. Seldin
     Centennial Energy Partners, L.L.C.
     General Partner

Centennial Energy Partners V, L.P.

By: /s/ Peter K. Seldin
     Peter K. Seldin
     Centennial Energy Partners, L.L.C.
     General Partner